UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2011

OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from              to

Commission file number 001-32327

A.	Full title of the plan and the address of the plan, if different from that of the issuer named below:

MOSAIC UNION SAVINGS PLAN

B.	Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

The Mosaic Company

Atria Corporate Center - Suite E490

3033 Campus Drive

Plymouth, MN 55441

763-577-2700

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Financial Statements and Supplemental Schedule

December 31, 2011 and 2010

(With Report of Independent Registered Public Accounting Firm Thereon)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Table of Contents

Page
Report of Independent Registered Public Accounting Firm	1

Financial Statements:

Statements of Net Assets Available for Benefits	2

Statements of Changes in Net Assets Available for Benefits	3

Notes to Financial Statements	4

Supplemental Schedule

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)	13

Report of Independent Registered Public Accounting Firm

The Plan Administrator

Mosaic Union Savings Plan:

We have audited the accompanying statements of net assets available for benefits of the Mosaic Union Savings Plan (the Plan) as of December 31, 2011 and 2010, and the related statements of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Mosaic Union Savings Plan as of December 31, 2011 and 2010, and the changes in net assets available for benefits for the years then ended, in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedule of assets (held at end of year) as of December 31, 2011 is presented for the purpose of additional analysis and is not a required part of the basic financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. This supplemental schedule is the responsibility of the Plan management. The supplemental schedule has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Minneapolis, Minnesota

June 27, 2012

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Statements of Net Assets Available for Benefits

December 31, 2011 and 2010

	2011	2010
Assets:
Investments, at fair value	$114,139,897	$111,864,248
Receivables:
Employer contributions	4,629,155	4,421,170
Loans to participants	7,702,402	7,393,449

Total receivables	12,331,557	11,814,619

Net assets available for benefits before adjustment	126,471,454	123,678,867

Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,040,177)	(683,919)

Net assets available for benefits	$125,431,277	$122,994,948

See accompanying notes to financial statements.

2

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Statements of Changes in Net Assets Available for Benefits

Years ended December 31, 2011 and 2010

	2011	2010
Additions to net assets attributed to:
Investment income:
Interest and dividends	$2,911,181	$2,444,545
Net realized and unrealized (depreciation) appreciation in fair value of investments:
Mutual funds	(2,539,820)	6,524,835
Mosaic Stock Fund	(4,825,015)	3,402,203

Net investment (loss) income	(4,453,654)	12,371,583

Contributions:
Participants	9,665,807	8,921,569
Employer	7,035,567	6,994,169

Total contributions	16,701,374	15,915,738
Asset transfers from qualified plans	6,049	—
Other	32,962	(3,732)

Total additions	12,286,731	28,283,589

Deductions from net assets attributed to:
Benefits paid	9,589,395	6,841,184
Asset transfers to qualified plans	135,809	53,628
Administrative fees	125,198	172,076

Total deductions	9,850,402	7,066,888

Net increase	2,436,329	21,216,701
Net assets available for benefits:
Beginning of year	122,994,948	101,778,247

End of year	$125,431,277	$122,994,948

See accompanying notes to financial statements.

3

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

(1)	Description of the Plan

The following description of the Mosaic Union Savings Plan (the Plan) provides only general information. Participants should refer to the plan document for a more complete description of the Plan’s provisions.

The Plan was established pursuant to collective bargaining agreements with the unions.

(a)	General

The following hourly employees of The Mosaic Company (the Company) are eligible to participate upon their hire date:

Employees represented by Local #188-A of the United Steelworkers of America at the Carlsbad, New Mexico operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and

Commercial Workers International Union at the New Wales, Florida operations;

Employees represented by Local #35C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Four Corners, Florida operations;

Employees represented by Local #1625 International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Port Sutton, Florida facility (through December 23, 2003);

Employees represented by Local #12458-02 of the United Steelworkers of America at the Hutchinson, Kansas operations (through October 31, 2005);

Employees represented by Local #22 Bakery, Confectionary, Tobacco Workers and Grain Millers at the Savage, Minnesota operations;

Employees represented by Locals #39C, 439C, and 814C International Chemical Workers Union Council of the United Food and Commercial Workers International Union at the Bartow, Tampa and Hookers Prairie, Florida operations;

Employees represented by Allied-Industrial Union and its Local #4-227, AFL-CIO, CLC at the Houston, Texas operations (through December 11, 2008); and

Employees represented by Local #7-662 of the United Steelworkers of America at the Pekin, Illinois operations.

Pursuant to certain collective bargaining agreements, newly hired represented employees are automatically enrolled in the Plan upon meeting the eligibility requirements. A participant is assumed to have authorized the Company to withhold from each paycheck a union-negotiated percentage of pay on a before-tax basis. Automatic payroll withholding can begin no sooner than

4	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

60 days from date of hire. A participant has the right to decline automatic enrollment within 60 days from date of hire. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA), as amended.

(b)	Contributions

The Plan is funded by contributions from participants in the form of payroll deductions/salary reductions from 1% to 75% of participants’ eligible pay (subject to Internal Revenue Service (IRS) annual statutory limits of $16,500 for 2011 and 2010) in before-tax dollars. Additional before-tax “catch-up” contributions are allowed above the IRS annual dollar limit for employees at least age 50 or who will reach age 50 during a given calendar year. The Plan is also funded by Company matching contributions, which are subject to certain limitations imposed by Section 415 of the Internal Revenue Code (IRC). Participants should refer to their collective bargaining agreement or contact local Human Resources to determine the specific matching contributions.

Pursuant to certain collective bargaining agreements, the Company added a Defined Contribution Retirement Plan (DCRP) feature to the Plan. Pursuant to certain collective bargaining agreements, the Plan was amended to allow certain participants to freeze their defined benefit accruals and begin participating in the DCRP feature of the Plan. The Company contribution to the DCRP feature is based on a percentage of an employee’s eligible pay. The Plan has become the primary retirement vehicle for employees covered by certain collective bargaining agreements. Generally, a participant must be employed on the last day of the plan year to be eligible for the DCRP contribution.

Participants may roll over their vested benefits from other qualified retirement plans to the Plan.

(c)	Participant Accounts

Each participant’s account is credited with the participant’s contributions and allocations of (a) the Company contributions and (b) Plan earnings, and is charged with an allocation of certain administrative expenses. Allocations are based on earnings or account balances, as defined. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

(d)	Administrative Expenses

Administrative expenses are to be paid by the Plan but may be paid by the Company.

(e)	Investment Programs

The Plan’s investments are administered by Vanguard Fiduciary Trust Company. Participants can choose from among twenty-five investment funds.

Participants may elect to change the investment direction of their existing account balances and their future contributions daily.

5	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Vesting

Participants are immediately vested in the portion of their account related to participant contributions, Company matching contributions, and earnings thereon. Certain participants eligible for DCRP contributions are vested in their DCRP account after either three years of service, attaining age 65, or death while an employee. Forfeited nonvested accounts will be used to reduce future employer contributions. In 2011 and 2010, Company contributions were reduced by $40,522 and $203,161, respectively, from forfeited nonvested accounts.

(g)	Withdrawals

Participants may withdraw their vested account balance upon termination of employment. Under certain conditions of financial hardship, participants working for the Company may withdraw certain funds, but their participation in the Plan will be suspended for six months. Certain withdrawals are available after age 59 1/2 or in the event of disability. Additionally, while still employed, in-service withdrawals are available subject to certain requirements and limitations.

Subject to potential IRS penalties, participants who terminate their employment and have a vested account balance in excess of $5,000 may receive their distribution in a lump sum or installments that commence immediately after termination or a later date, but no later than age 70 1/2. Participants may be entitled to additional forms of payment or may need to obtain spousal consent to a distribution or withdrawal if the participant had an account balance from another qualified plan, that plan was maintained by a company that was acquired by the Company, and the participant’s account balance was transferred to this Plan.

(h)	Loans to Participants

Participants in the Plan may be granted loans subject to certain terms and maximum dollar or plan account balance limits, as defined by the Plan. Principal repayments, whose terms range from six months to five years, and related interest income are credited to the borrowing participant’s account. Generally, loan payments are made by payroll deductions. The loan interest rate that will be charged for both general purpose and residential loans is calculated on a monthly basis using the prime rate, as quoted in The Wall Street Journal, plus 1%. Principal and interest are paid through payroll deductions.

Loans to participants are valued at cost plus any accrued but unpaid interest.

(i)	Plan Termination

Although it has not expressed any interest to do so, the Company reserves the right under the Plan (subject to the collective bargaining agreements) to make changes at any time or even suspend or terminate the Plan subject to the provisions of ERISA.

6	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

(2)	Summary of Significant Accounting Policies

(a)	Investment Valuation and Income Recognition

Investments are stated at fair value. Fair value is the last reported sales price on the last business day of the month for securities traded on a national securities exchange and in the over-the-counter market. Fair value for shares of mutual and common/collective trust funds is the net asset value of those shares or units, as determined by the respective funds.

Purchases and sales of securities are accounted for on a trade-date basis. Dividend income is recorded on the ex-dividend date. Interest from investments is recorded on the accrual basis.

(b)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting.

(c)	Fully Benefit-Responsive Investment Contracts

As described in the Financial Accounting Standards Board (FASB) issued Staff Position, FASB Accounting Standards Codification (ASC) 946-210-45, Financial Services – Investment Companies, Balance Sheet – Other Presentation Matters (the FSP), investment contracts held by a defined contribution plan are required to be reported at fair value. However, the FSP states that contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. As required by the FSP, the statements of net assets available for benefits present the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The statements of changes in net assets available for benefits are prepared on a contract value basis.

The Plan invests in a common/collective trust fund, Vanguard Retirement Savings Trust, which owns fully benefit-responsive investment contracts. The Plan reports the Vanguard Retirement Savings Trust fund at fair value and recognized an adjustment from fair value to contract value for the fully benefit-responsive investment contracts of $(1,040,177) and $(683,919) as of December 31, 2011 and 2010, respectively, in the accompanying statements of net assets available for benefits.

(d)	Payment of Benefits

Benefit payments are recorded when paid.

(e)	Use of Estimates

The preparation of financial statements in conformity with U.S. Generally Accepted Accounting Principles (U.S. GAAP) requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

7	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

(f)	Recent Accounting Pronouncements

In January 2010, the FASB issued ASU 2010-06, Improving Disclosures about Fair Value Measurements. This standard requires further disaggregation of assets and a disclosure of valuation techniques for Level 2 and 3 measurements. The Plan adopted the provisions of the standard for the year ended December 31, 2010. The adoption of these provisions did not have a material effect on the Plan’s financial statements.

In September 2010, the FASB issued ASU 2010-25, Reporting Loans to Participants by Defined Contribution Pension Plans, which indicates participant loans should be classified as notes receivable carried at amortized cost plus any accrued but unpaid interest and that such loans are exempt from the fair value and credit quality disclosure requirements. The Plan adopted the provisions of the standard for the year ended December 31, 2010. The adoption of this standard did not have a material effect on the Plan’s financial statements.

In May 2011, the FASB issued ASU No. 2011-04, Fair Value Measurement (Topic 820): Amendments to Achieve Common Fair Value Measurement and Disclosure Requirements in U.S. GAAP and IFRS, which is intended to create consistency between U.S. GAAP and International Financial Reporting Standards (IFRS). The amendments include clarification on the application of certain existing fair value measurement guidance and expanded disclosures for fair value measurements that are estimated using significant unobservable (Level 3) inputs. This standard will be effective for the year ended December 31, 2012. Adoption of this standard is not expected to have a material impact on the Plan’s financial statements.

(3)	Fair Value Measurements

ASC 820, Fair Value Measurements, defines fair value as the price that would be received from selling an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. When determining the fair value measurements for assets and liabilities required to be recorded at fair value, the Plan considers the principal or most advantageous market in which it would transact and considers assumptions that market participants would use when pricing the asset or liability, such as inherent risk, transfer restrictions, and risk of nonperformance.

ASC 820 also establishes a fair value hierarchy that requires the Plan to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value. A financial instrument’s categorization within the fair value hierarchy is based upon the lowest level of input that is significant to the fair value measurement. ASC 820 established three levels of inputs that may be used to measure fair value:

•	Level 1: quoted prices in active markets for identical assets or liabilities;

•

Level 2: inputs other than Level 1 that are observable, either directly or indirectly, such as quoted prices in active markets for similar assets or liabilities, quoted prices for identical or similar assets or liabilities in markets that are not active, or other inputs that are observable or can be corroborated by observable market data for substantially the full term of the assets or liabilities; or

•	Level 3: unobservable inputs that are supported by little or no market activity and that are significant to the fair value of the assets or liabilities.

8	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

Instruments Measured at Fair Value on a Recurring Basis

Investments measured at fair value on a recurring basis consisted of the following types of instruments as of December 31, 2011 and 2010 (Level 1, 2, and 3 inputs are defined above):

	Assets at fair value as of December 31, 2011
	Level 1	Level 2	Level 3	Total
Common stock	$9,252,378	$—	$—	$9,252,378
Mutual funds	82,424,580	—	—	82,424,580
Common/collective trust fund	—	22,462,939	—	22,462,939

Total investments measured at fair value	$91,676,958	$22,462,939	$—	$114,139,897

	Assets at fair value as of December 31, 2010
	Level 1	Level 2	Level 3	Total
Common stock	$16,906,855	$—	$—	$16,906,855
Mutual funds	77,589,384	—	—	77,589,384
Common/collective trust fund	—	17,368,009	—	17,368,009

Total investments measured at fair value	$94,496,239	$17,368,009	$—	$111,864,248

Common stocks traded on national exchanges are valued at their closing market prices. Mutual funds are valued at their quoted net asset value.

The common/collective trust fund is made up of investments in traditional contracts issued by insurance companies and banks, alternative investment contracts, and short-term investments. For traditional investment contracts, fair value is determined by calculating the present value of expected future cash flows for each contract. A contract represents contributions made plus interest accrued at the contract rate, less withdrawals. The fair value for alternative investment contracts is determined by aggregating the market value of the underlying investment in Vanguard mutual funds and bond trusts plus the value of the wrap contract, if any. The investments in mutual funds are valued at the net asset value of each fund or trust determined as of the close of the NYSE on the valuation date. Short-term investments are made up of investments in Vanguard’s Prime Money Market Fund, which is valued from quoted net asset values.

For the years ended December 31, 2011 and 2010, the Plan held no assets in which significant unobservable inputs (Level 3) were used in determining fair value. The Plan did not have any significant transfers between Levels 1 and 2 during the periods.

9	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

(4)	Significant Investments

Individual investments that represent 5% or more of net assets available for benefits were as follows:

	December 31
	2011	2010
Mutual funds:
Vanguard 500 Index Fund	$6,979,263	$7,277,021
Vanguard PRIMECAP Fund	6,580,535	6,930,027
Vanguard Target Retirement 2015 Fund	8,795,377	8,056,924
Vanguard Target Retirement 2020 Fund	13,188,241	11,863,479
Vanguard Target Retirement 2025 Fund	7,974,109	7,332,918
PIMCO Total Return Fund Institutional Class*	6,600,677	6,036,655
Common collective trust fund:
Vanguard Retirement Savings Master Trust	22,462,939	17,368,009
Mosaic Stock Fund	9,252,378	16,906,855

*	Represents an investment that is less than 5% of the Plan’s net assets available for benefits at December 31, 2010

(5)	Federal Income Tax Status

The Plan has received a determination letter from the IRS dated October 18, 2010 stating that the Plan is qualified under Section 401(a) of the IRC and, therefore, is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended. Once qualified, the Plan is required to operate in conformity with the IRC to maintain its qualification. The Plan Administrator believes the Plan is being operated in compliance with the applicable requirements of the IRC, and therefore, the Plan, as amended, is qualified and is tax-exempt.

U.S. GAAP requires plan management to evaluate tax positions taken by the Plan and recognize a tax liability (or asset) if the Plan has taken an uncertain position that more likely than not would not be sustained upon examination by the IRS. The Plan Administrator has analyzed the tax positions taken by the Plan, and has concluded that as of December 31, 2011, there are no uncertain positions taken or expected to be taken that would require recognition of a liability (or asset) or disclosure in the financial statements. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan Administrator believes it is no longer subject to income tax examinations for years prior to 2008.

(6)	Risks and Uncertainties

The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

10	(Continued)

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Notes to Financial Statements

December 31, 2011 and 2010

A portion of the Plan’s net assets is invested in the common stock of the Company. At December 31, 2011 and 2010, approximately 7% and 14%, respectively, of the Plan’s total assets were invested in the Company’s common stock. The underlying value of the Company common stock is entirely dependent upon the performance of the Company and the market’s evaluation of such performance.

(7)	Party-in-Interest Transactions

Transactions resulting in Plan assets being transferred to or used by a related party are prohibited under ERISA unless a specific exemption applied. Vanguard Fiduciary Trust Company is a party in interest as defined by ERISA as a result of being trustee of the Plan. The Plan invests in funds managed by Vanguard Fiduciary Trust Company. The Plan also engages in transactions involving the acquisition or disposition of common stock of the Company, a party in interest with respect to the Plan. The Plan also engages in loans to participants. These transactions are covered by an exemption from the “prohibited transactions” provisions of ERISA and the IRC.

(8)	Subsequent Events

The Plan has evaluated subsequent events from the statement of net assets available for benefits date through June 27, 2012, the date at which financial statements were available to be issued, and determined there were no other items to disclose.

11

SUPPLEMENTAL SCHEDULE

Schedule

MOSAIC UNION SAVINGS PLAN

Plan No. 019

Schedule H, Line 4i – Schedule of Assets (Held at End of Year)

December 31, 2011

Identity of issuer	Description	Number of shares	Current value
T. Rowe Price Trust Co.	T. Rowe Price Small Cap Stock	57,953	$1,811,023
PIMCO	PIMCO Total Return Fund Institutional Class	607,238	6,600,677
Vanguard Fiduciary Trust Company*	Vanguard Inflation-Protected Securities Fund	57,540	811,894
	Vanguard Total International Stock Index Fund	407,807	5,325,956
	Vanguard Prime Money Market Fund	512,593	512,593
	Vanguard 500 Index Fund	60,270	6,979,263
	Vanguard Small-Cap Index Fund	17,371	579,832
	Vanguard PRIMECAP Fund	106,585	6,580,535
	Vanguard Windsor II Fund	73,105	1,884,659
	Vanguard Retirement Savings Master Trust	21,422,762	22,462,939
	Vanguard Total Bond Market Index Fund	164,041	1,804,453
	Vanguard Target Retirement 2005 Fund	49,288	590,476
	Vanguard Target Retirement 2015 Fund	715,071	8,795,377
	Vanguard Target Retirement 2025 Fund	649,887	7,974,109
	Vanguard Target Retirement 2035 Fund	280,485	3,508,870
	Vanguard Target Retirement 2045 Fund	170,727	2,197,254
	Vanguard Target Retirement Income Fund	8,657	99,816
	Vanguard Target Retirement 2010 Fund	153,571	3,444,605
	Vanguard Target Retirement 2020 Fund	608,033	13,188,241
	Vanguard Target Retirement 2030 Fund	249,844	5,226,737
	Vanguard Target Retirement 2040 Fund	133,692	2,740,679
	Vanguard Target Retirement 2050 Fund	78,987	1,612,125
	Vanguard Target Retirement 2055 Fund	1,026	22,431
MFS	MFS Institutional International Equity Fund	8,353	132,975
The Mosaic Company*	Mosaic Stock Fund	183,470	9,252,378

			$114,139,897

N/A	Loans to participants		$7,702,402

*	Indicates party-in-interest to the Plan

See accompanying report of independent registered public accounting firm.

13

SIGNATURES

Pursuant to the requirements of the Securities Act of 1933, as amended, the trustee (or other person who administers the employee benefit plan) has duly caused this annual report to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Plymouth, State of Minnesota, on the 27th day of June, 2012.

MOSAIC UNION SAVINGS PLAN

By:	People Working Group, as Plan Administrator

By:	/s/ Corrine D. Ricard
Corrine D. Ricard, Chair

S-1

Exhibit Index

Exhibit No.	Description	Incorporated Herein by Reference to	Filed with Electronic Submission
23	Consent of KPMG LLP, independent registered public accounting firm		X

E-1